1 Himalaya Shipping – Q1 2025 Results Presentation 22 May 2025

2 Forward looking statements This results presentation and any related discussions, including any related written or oral statements made by us, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” "indicative," "illustrative," "potential" or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, expected cash break-even, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including market conditions and activity levels in the industry, expected demand for vessels and expected drivers of demand including projects and underlying assumptions, utilization of the global fleet and our fleet, including expected average rates and the information under “Chartering position” and “The supply situation,” fleet growth, vessel orders and order book, expected trends regarding iron ore demand, mandatory dry docking trends and impacts on expected supply of dry bulk vessels and yard capacity, including the information under “Mandatory dry docking to increase in 2025,” replacement needs, statements about our dividend objective and plans,, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; our ability to achieve charter rates above our break-even rate; changes in demand in the dry bulk shipping industry, including the market for our vessels; demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; potential disruption of shipping routes due to accidents or political events; our ability to refinance our debt as it falls due; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; our ability to pay dividends and the amount of dividends we ultimately pay; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this investor presentation. Except as required by law, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this investor presentation, whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA, average TCE earnings, gross, and illustrative free cash flow. Adjusted EBITDA represents our net income plus depreciation of vessels and equipment; total financial expenses, net; (income) from equity method investment; and income tax expense. Adjusted EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average TCE earnings, gross, is presented here because the Company believes this measure provides additional meaningful information for investors to analyse our fleets’ daily income performance. For a reconciliation of Adjusted EBITDA and average TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the quarter ended March 31, 2025, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow, see slide 10 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q1 2025 Highlights: • Net loss of $6.4 million and Adjusted EBITDA of $13.8 million for the quarter ended March 31, 2025. • Achieved time charter equivalent earnings of approximately $21,100 per day, gross • Entered into a new time charter agreement for Mount Norefjell for 14 to 38 months. The vessel will earn an index linked rate, reflecting a premium to the Baltic 5TC index that is higher than the average premium on our current charters. • Converted the index-linked time charters for Mount Norefjell and Mount Hua to fixed rate charters from April 1, 2025, to December 31, 2025, at $32,000 and $31,500, gross, respectively. • Completed a private placement raising approximately $15 million, issuing 2,650,000 new shares at NOK 60.5 per share. • Cash distributions of $0.005, $0.005 and $0.04 per common share for January, February and March 2025, respectively. Subsequent Events: • Achieved time charter equivalent earnings for April 2025 of approximately $25,800 per day, gross. • Declared a cash distribution of $0.025 per share for April 2025. • On May 20, 2025, the Company applied for an uplisting from Euronext Expand to Euronext Oslo Børs

4 Financial Update

Key Financials Q1 2025

HIMALAYA SHIPPING

Income statement

US$ millions, except per share data	Q1 2025	Q1 2024	Variance
Operating revenues	**22.0**	**23.6**	**(1.6)**
Vessel operating expenses	(6.9)	(4.9)	(2.0)
Voyage expenses and commission	(0.2)	(0.4)	0.2
General and administrative expenses	(1.1)	(1.5)	0.4
Depreciation	(7.3)	(5.4)	(1.9)
Total operating expenses	**(15.5)**	**(12.2)**	**(3.3)**
Operating profit	**6.5**	**11.4**	**(4.9)**
Income (loss) from equity method investment	-	-	-
Interest expense	(13.0)	(9.1)	(3.9)
Other financial items	0.1	0.2	(0.1)
Total financial expense, net	**(12.9)**	**(8.9)**	**(4.0)**
Tax expense	**-**	**-**	**-**
Net (loss) income	**(6.4)**	**2.5**	**(8.9)**
Earnings (loss) per share	(0.14)	0.06	
Adjusted EBITDA	13.8	16.8	(3.0)

Comments

- Net loss of $6.4 million in Q1 2025 compared to a net income of $2.5 million in Q1 2024.
- Operating profit of $6.5 million, a decrease in operating profit by $4.9 million compared to Q1 2024.
- Adjusted EBITDA of $13.8 million in Q1 2025, a decrease of $3.0 million compared to Q1 2024.
- Decrease in operating revenues of $1.6 million in Q1 2025 compared to Q1 2024 mainly as a result of reduced average TCE, gross from approx. US$30,600/day in Q1 2024 to US$21,100/day in Q1 2025, offset by more operational days, 1,080 in Q1 2025 vs 798 in Q1 2024, due to vessel deliveries in 2024.
- Vessel operating expenses of $6.9 million in Q1 2025 compared to $4.9 million in Q1 2024. Average operating expenses of approximately $6,400 per ship per day in Q1 2025 compared to $6,200 in Q1 2024 as well as more operational days in Q1 2025.
- Interest expense was $13 million in Q1 2025 reflecting a fixed interest rate of approximately 7% on the sale leaseback financing which matures seven years from each vessel delivery. The interest expense increased compared to Q1 2024 due to draw downs on the sale leaseback financing in connection with vessel deliveries during 2024.

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6 Key Financials Q1 2025 Balance Sheet Summary Comments US$ millions March 31, 2025 December 31, 2024 Variance Cash and cash equivalents 27.0 19.4 7.6 Vessels and equipment 845.7 853.0 (7.3) Total assets 881.1 880.1 1.0 Short-term and long-term debt 707.9 713.9 (6.0) Total equity 162.5 154.7 7.8 • Cash of $27.0 million as of March 31, 2025 including minimum cash balance required under the sale leaseback financing of $12.3 million. • Total debt, gross, was $721.3 million as of March 31, 2025 ($707.9 million net of deferred loan costs) down from $727.9 million as of December 31, 2024 ($713.9 million net of deferred loan costs). • Drew facility fully repaid at the end of the first quarter. • Shareholders equity of $162.5 million. The Company raised gross proceeds of approximately $15 million from the private placement completed in March 2025. • Cash flow from operations of 0.3 million in Q1 2025 • Total cash distributions of $0.05 per share declared for January, February and March 2025.

7 Company update

Chartering position

Fleet status report – Current

Himalaya Shipping

Fleet Status Report

Vessel Name	Built	Type	2025 Q2	2025 Q3	2025 Q4	2026 Q1	2026 Q2	2026 Q3	2026 Q4	2027 Q1	2027 Q2	2027 Q3	2027 Q4
Dual Fuel Newcastlemax													
Mount Norefjell	2023	DF Newcastlemax		32,000*		Index							
Mount Ita	2023	DF Newcastlemax		Index									
Mount Etna	2023	DF Newcastlemax				Index ➡							
Mount Blanc	2023	DF Newcastlemax				Index ➡							
Mount Matterhorn	2023	DF Newcastlemax		Index									
Mont Neblina	2023	DF Newcastlemax				Index ➡							
Mount Bandeira	2024	DF Newcastlemax				Index ➡							
Mount Hua	2024	DF Newcastlemax		31,500*			Index ➡						
Mount Elbrus	2024	DF Newcastlemax		Index									
Mount Denali	2024	DF Newcastlemax				Index ➡							
Mount Acancagua	2024	DF Newcastlemax			Index								
Mount Emai	2024	DF Newcastlemax			Index								

Available | Option | ➡ Evergreen | * + Scrubber

Source: Company Data

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9 Proven Outperformance through Large and Modern Tonnage HSHP TCE vs Peers and Index Source: Fearnleys, Company Data, Shipping Intelligence Peers: GOGL, SBLK, SHIP, GNK, 2020 (reported Cape/Newcastlemax TCE) HSHP avg. premium vs. index ~48% HSHP avg. Premium vs. Peers ~25% 10,000 15,000 20,000 25,000 30,000 35,000 40,000 2q23 3q23 4q23 1q24 2q24 3q24 4q24 1q25 US D P er D ay Baltic 5TC average Average Peer HSHP

10 Solid dividend capacity Illustrative FCF $ per share based on Capesize index rate 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 42% premium (less 5%) commission) + $1,600 in scrubber benefit less $24,900/d in cash breakeven x 12 ships, divided on 46,550,000 shares outstanding 0.0 0.4 1.0 1.6 2.3 2.9 3.5 4.2 4.8 17,206 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000

11 Capital allocation Full alignment between shareholders and management – board and sponsors own ~1/3 of the equity No reinvestment plans – youngest fleet in the industry means limited capital needs Free cash flow after debt service targets to be distributed in monthly dividends 16 consecutive monthly cash distributions Cash-break even of ~$17k/day on Capesize index equivalent vs BCI average 22k last four years

12 Market update

13 Capesize tonne-miles Capesize Daily Billion Ton-mile Development (30dms*) Cape tonne-mile development year on year Q1 *30-day moving sum Source: Arrow 950 1000 1050 1100 1150 1200 1250 1300 1350 2022 2023 2024 2025 Tonne-mile Growth Q4 2024 Q1 2025 Q1 ‘25 vs 3 year average Y/Y Capesize -4.3% -1.8% +3.8% • Bauxite +43% • Minor Cape bulk +69% • Iron ore -2.8% • Coal -30% • Positive development vs Q4 2024 • Iron ore exports from Australia hit by weather disruptions (down 10% y-o-y) • Iron ore exports from Brazil +3% y-o-y • Q1 2024 exceptionally strong

14 Bauxite market continue to flourish - Increasingly important for Capesize Capesize Fleet – Tonnemile Demand Split, Bauxite > CoalChina Imported Bauxite Port Inventories (Mt) China Bauxite Imports (Mt/week) Source: Arrow, Bloomberg 74% 77% 75% 73% 70% 72% 71% 69% 66% 67% 67% 0% 1% 3% 5% 7% 7% 7% 9% 12% 12% 16% 25% 21% 21% 22% 22% 21% 20% 19% 20% 19% 13% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 YTD Iron ore Bauxite Coal Other 0.0 1.0 2.0 3.0 4.0 M ill io ns 0 10 20 30 40 11/12/2020 11/12/2021 11/12/2022 11/12/2023 11/12/2024 Po rt In ve nt or ie s (M t)

15 Iron ore Brazil iron ore exports – Solid YTD and set for seasonal increase Source: Shipping Intelligence Network 15.0 20.0 25.0 30.0 35.0 40.0 45.0 January February March April May June July August September October November December M ill io n to nn es Brazil iron ore exports 2020 2021 2022 2023 2024 2025

Significant iron ore volumes coming – driving ton-mile demand

Addition iron ore volumes in Atlantic basin (MT/y) – 3x longer than from Australia


Simandou project – Guinea
Start-up Nov 2025–full volumes 2027
Vale capacity increases by 2026
CHALCO
WINNING CONSORTIUM SIMANDOU
RioTinto
VALE
60
60
15
15
20
170
WCM
Simfer
Vargem
Capanema
S11D
Total

Required # ships > orderbook[1]


232
151
# of Ships for these volumes
Current Capesize+ Orderbook

Source: Clarksons, Rio Tinto, Vale, Himalaya Shipping. 1) Assumed 170MT pr year carried on 210k DWT Newcastlemaxes (95% fully loaded). Each ship able to do 3.65 round voyages pr year

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17 0 50 100 150 200 250 300 350 400 450 2001 2004 2007 2010 2013 2016 2019 2022 2025 Capesize fleet mDWT Capesize orderbook mDWT Limited supply of new ships 25-year low orderbook Highly supportive OB/Fleet Ratio Source: Orderbook to Fleet Ratio as of May 2025, Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Orderbook 7.9% of fleet 45.9% 40.8% 33.2% 29.7% 20.7% 20.7% 14.6% 11.6% 10.3% 7.9%

18 0 50 100 150 200 250 300 350 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 2029 Delivered OB The supply situation Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) *Inclusive of current Orderbook ~60% of the fleet >20 years by 2034* Year # ships turning 20 years # of Vessels Delivered % of fleet >20 years (inc. OB) 2025 47 39 7% 2026 58 52 10% 2027 56 49 12% 2028 45 29 14% 2029 110 1 19% 2030 212 0 29% 2031 251 0 40% 2032 214 0 50% 2033 103 0 55% 2034 94 0 59% Vessels built before 20093 Vessels built between 2009 and 20153 Vessels built post-2016 unaffected by 20303 302 ships – 14% 1,072 ships – 49% 824 ships – 37% Unlikely to be able to build significant capacity before 2028

19 0.6% 0.9% 1.3% 1.4% 2023 2024 2025e 2026e Mandatory dry docking to increase in 2025 Capesize average age Supply constraints Source: Clarksons, Maritime Analytics Fleet age development includes current Orderbook, assumes no scrapping Off hire due to increase from docking schedule % off hire • ~50% y/y increase in estimated offhire days due to DD in ’25 • 2010 was a big delivery year - hence over 10% of the fleet will engage in 15 year SS in 2025 (23% of the cape fleet will need dry dock in total) • With an aging fleet forced to drydock or be scrapped, this will be an additional positive impact on cape/newc freight rates • The large number of dry dockings in 2025 may lead to yard congestion 0% 5% 10% 15% 20% 25% 30% 35% 0 2 4 6 8 10 12 14 16 18 1993 2002 2011 2020 2029 % o f F le et C ap es iz e Fl ee t A ge % of fleet >20yrs old Avg. Age (Years)

20 Thank you